Exhibit 99(a)(19)

February 22, 2006

Full Year 2005	Investor Relations Contact
Magdalena Moll

Analyst Conference

Dr. Marcus Vossen

Christoph Beumelburg
February 22, 2006, 15:00 p.m. CET	Thilo Bischoff
Solveig Hinsch
Ludwigshafen	Dr. Volker Seidel
	Phone:	+49 621 60-48230
	Fax:	+49 621 60-22500
investorrelations@basf.com

Speech by Dr. Jürgen Hambrecht, Chairman of the Board of
Executive Directors of BASF Aktiengesellschaft, Ludwigshafen

The spoken word applies.	BASF Aktiengesellschaft
67056 Ludwigshafen
Investor Relations
	Phone:	+49 621 60-48230
	Fax:	+49 621 60-22500
investorrelations@basf-ag.de
http://www.basf.de/share

Ladies and gentlemen,

A warm welcome to all of you.

I am happy to present to you the results of the year 2005 today and to give you a view on how we will successfully shape our future.

[“Our Goal: Create value across the cycle”]

Our main financial goal remains to create value across the cycle. We promised to deliver, and we have delivered. In 2005 we earned a premium of more than 2.3 billion euros above our cost of capital and continue to create value for our shareholders.

[“Financial Highlights 2005”]

2005 was the best year in BASF’s history. Let me briefly look at the performance of BASF Group: Sales increased by 14 percent to a record 42.7 billion euros, primarily due to our ability to pass through higher prices for our products across all but one business segment.

Our EBIT before special items increased therefore 17 percent over the already strong level of 2004 to a total of more than 6.1 billion euros, due mostly to our sustained efficiency improvement measures.

In 2005, we recorded special items of minus 308 million euros, mainly related to restructuring measures. Special items in the previous year included a gain of more than 300 million Euros from the sale of the printing systems business. As a result EBIT was up 12 percent over 2004 at 5.8 billion euros. Net income increased by 50 percent to 3 billion euros. This translates into earnings per share of 5.73 euros, a rise of 57 percent compared to 2004.

[“Profitable Growth”]

All in all, “Profitable Growth” is the headline for 2005.

The EBIT development of our core activities is a visible demonstration of BASF’s improved profitability. This is a great accomplishment by the whole BASF team.

[“Achievements 2005”]

We delivered on our “Agenda 2005”, set out in our annual analyst conference in March of last year.

We achieved significant sales and EBIT growth over an already strong 2004 level. The successful start-up of Nanjing is already adding to growth and value. Furthermore, we significantly strengthened our competitiveness in North America, tripling our EBIT to 855 million euros. We also continued with our portfolio optimization through key acquisitions and divestment of non-core activities. With our cost savings programs including site benchmarking we enhanced our efficiency and achieved permanent cost reductions. I will come back to this later. We spent more than 1.4 billion euros on share repurchases and paid 900 million euros in dividends to shareholders in 2005. We continued with our disciplined approach to capital expenditure, which was again below the level of depreciation.

[“How will BASF generate value in the future?”]

We are proud of our achievements in 2005, but we are not relying on past successes. The important question is: How will BASF generate value in the future?

I want to present to you our four key strategies how BASF will successfully shape the future and create value for our shareholders going forward.

These strategies are:

•                  Portfolio optimization,

•                  Improving our cost base,

•                  Customer interaction, and

•                  Innovating for growth.

[“Strategic Positioning of Business Units”]

We will continue to actively manage our portfolio in order to strengthen the Group and drive profitable growth in the future. We have analyzed our 66 strategic business units. Half of the businesses are in areas with high growth rates and we are certainly focusing on expanding these operations. Our budget for capital investment into organic growth from 2006 to 2010 will amount to 9.5 billion euros. In addition we are looking into portfolio supplements, which help to make our entire business more robust towards economic cycles.

[“Important Acquisitions 2003-2005”]

Here is our track record of acquisitions in the past three years into businesses that have been designated for expansion. In this period, we acquired businesses with total sales of 1.5 billion euros. For each of these acquisitions, our strict acquisition criteria were adhered to.

[“Important Divestitures 2003-2005”]

During the same period, we divested several businesses with total sales of 5.3 billion euros.

Active portfolio management remains a top priority for BASF. You will therefore see a multitude of further smaller acquisitions and divestitures helping to further improve our existing portfolio. However, in managing our balance sheet towards shareholder value creation we will evaluate acquisitions of supplemental businesses for growth against all other options.

[“Engelhard: A Supplement with Excellent Strategic Fit”]

Engelhard is such a supplemental acquisition with an excellent strategic fit for BASF. It is a world leader in the catalysts business with an excellent R&D platform and high-growth potential. BASF will leverage its global strength and expertise to generate even greater value across the combined business.

The acquisition of Engelhard will further reduce the earnings cyclicality of BASF Group by adding another unique business cycle to the mix.

[“Status Report Engelhard Acquisition”]

You all know about the details of our proceedings in this acquisition, which you find in this status report here.

Let me finally make one thing very clear: the Engelhard acquisition has to meet our well-known acquisition criteria in order to contribute to profitable growth. Otherwise it will not be pursued further.

[“Strong Benefits from Acquisition of Degussa’s Construction Chemicals”]

Another project, which equally falls into the category of supplemental businesses for growth is the Degussa Construction Chemicals business.

The benefits of this acquisition also are clearly visible. We would:

•                  forward integrate into the highly attractive market of construction chemicals,

•                  combine BASF’s superior broad chemical expertise & capabilities with Degussa’s market-oriented application know-how,

•                  gain excellent access to industrial customers as well as end-users,

•                  offer strong benefits from synergies, and

•                  contribute to reduced cyclicality for BASF

The acquisition offers attractive growth opportunities in Asia and NAFTA and would strengthen the BASF brand through increased exposure to end-customers.

[“Status Report Degussa Construction Chemicals Acquisition”]

After announcing our interest and submitting an offer, Degussa last week decided to enter into negotiations with BASF. The joint aim is to conclude the purchase agreement for the transaction shortly.

The second key strategy is

[“Constantly improving our cost base”]

The successful Ludwigshafen Site Project will be continued on an individual business unit level.

We are also restructuring operations in Antwerp and expect to achieve annual savings of 50 million euros by the end of this year. In North America, we have added a further restructuring project, which is expected to achieve annual savings of 150 million US dollar by mid 2007.

[“Focus on distinct Customer Interaction Models”]

The third key strategy is to unlock future value in the business through distinct Customer Interaction Models. I do not want to go into details now. Important is that all business units have to decide on a winning “go-to-market” approach for their business with respect to efficiency, innovation potential and business models in order to drive profitable growth.

[“Leading supplier to Appliance Industry - Value Creation with Differentiating Offer”]

One example where this has already been successful for BASF is Elastocool®, a polyurethane rigid foam system for the insulation of refrigerators and freezers, which is protected by BASF patents. Elastocool® is a customized solution which offers higher productivity and improved individual supply throughout the world. The orange customer value curve demonstrates this. The operational result is: we have become world market leader through Elastocool® and expect accumulated sales of 1 billion euros until 2008.

Fourth key strategy is to

[“Focus on Market Driven Innovations”]

Innovations are crucial to BASF’s profitable growth. In many cases, they provide the impetus for progress in other industries, where they act as the starting point for innovative end products. I have presented to you several times our overall approach.

Important is that in 2006, we will again increase R&D expenditure by 8 percent to almost 1.2 billion euros.

Between 2006 and 2008, we plan to invest approximately 800 million euros in our five growth clusters – nanotechnology, energy management, plant biotechnology, white biotechnology and raw material changes – as part of our strategy “We Innovate for Growth”.

[“Agenda 2006”]

With all this in mind, our task list for 2006 is very clear:

•                  To continue profitable growth is our priority number one.

•                  We will also continue to consequently restructure and optimize our operations.

•                  The most promising businesses will get the highest allocation of cash flow.

•                  We will further optimize our portfolio by acquiring businesses that are more customer oriented and innovation driven, and our objective is to successfully integrate these businesses.

•                  And finally, we will innovate for growth.

[“Outlook 2006”]

Our business has continued the positive trend of 2005 into the beginning of 2006. Orders remain strong.

We anticipate industrial production growth of 3.5 percent worldwide for 2006 based on a robust economy in North America and continued dynamic growth in Asia. We see additional opportunities through an improving investment and consumer climate in Europe.

We have based our business planning for 2006 on the following macroeconomic assumptions:

•                  a global economic growth of 3.2 percent and an increase in global chemical production (excluding pharmaceuticals) of 3.0 percent,

•                  an average oil price of around 55 US dollar/bbl for Brent with a downward trend in the second half of the year,

•                  and an average exchange rate of 1.25 US dollar per euro.

For 2006 we aim to continue to grow faster than the market. We plan to follow on from the strong level of income from operations (EBIT) before special items posted in 2005.

The quarterly patterns of the operational performance in our segments may be different from last year. The greatest risks we see are in regional trouble spots, growing uncertainty in raw material supply and major changes in exchange rates.

However, looking to the future, I see much more opportunities for BASF. And I can ensure you that we are committed to seizing these opportunities. We will do our utmost to create more value for our shareholders and partners by always being one step ahead as “The Chemical Company”.

Ladies and Gentlemen, let me now hand over to Kurt Bock who will lead you through the details of our 2005 Financials.

Forward-looking statements

This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF’s Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.